EXHIBIT 21.1

SUBSIDIARIES

Name	Jurisdiction of Organization
Sybari Antigen Software, SL	Spain
Sybari Germany Software GmbH	Germany
Sybari Software Australia Pty Ltd.	Australia
Sybari Software do Brazil Ltda.	Brazil
Sybari Software Ltd.	United Kingdom
Sybari Software S.A.S.	France
Sybari Software S.r.l.	Italy
Sybari Software Singapore PTE LTD	Singapore
Sybari Software, B.V.	Netherlands
Sybari Software, S.A.	Spain